BB 4/15

SECU 10028698 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 3 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Executive Park
(No. and Street)

Granite City	Illinois	62040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna E. Saban 314-997-1766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/15

OATH OR AFFIRMATION

I, Anna E. Saban, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anna E. Saban

Signature

Chief Financial Officer

Title

Beth Millas

Notary Public

OFFICIAL SEAL
BETH A MILLAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION

Statement of Financial Condition
December 31, 2009

ASSETS		
Cash and cash equivalents	$	59,848
Commissions receivable		29,767
Deposits with clearing organization		15,000
Prepaid expenses and other assets		5,836
TOTAL ASSETS	$	110,451
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	45,842
Accrued payroll and related taxes		14,012
Dues collected in advance		26,666
TOTAL LIABILITIES		86,520
Stockholder's Equity		
Common stock: $0.25 par value; authorized 400,000 shares; 152,752 shares issued and outstanding		38,188
Additional paid-in capital		169,712
Accumulated deficit		(183,969)
Total Stockholder's Equity		23,931
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	110,451

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Operations
Year ended December 31, 2009

Revenues:	
Commissions and trails revenue	$ 486,955
Other income	25,879
Total Revenues	512,834
Expenses:	
Commissions	369,516
Salaries and wages	105,404
Occupancy rental	8,900
Insurance	6,519
License and fees	3,460
Professional fees	20,418
Travel and entertainment	1,056
Advertising	1,673
Supplies	2,136
Training and meetings	2,472
Brokerage and FINRA fees	12,421
Website and email expense	4,740
Miscellaneous	6,252
Total Expenses	544,967
NET LOSS	$ (32,133)

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2008	137,672	$ 34,418	$ 135,782	$ (151,836)	$ 18,364
Issuance of common stock	15,080	3,770	33,930	-	37,700
Net loss	-	-	-	(32,133)	(32,133)
Balance at December 31, 2009	**152,752**	**$ 38,188**	**$ 169,712**	**$ (183,969)**	**$ 23,931**

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(32,133)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		(10,071)
Deposits, prepaid expenses, and other assets		(2,561)
Increase (decrease) in operating liabilities:		
Commissions payable		30,221
Accrued payroll and related taxes		10,119
Dues collected in advance		9,581
Net cash provided by operating activities		5,156
Cash flows from financing activities:		
Issuance of common stock		37,700
Net cash provided by financing activities		37,700
INCREASE IN CASH AND CASH EQUIVALENTS		42,856
Cash and cash equivalents, beginning of year		16,992
Cash and cash equivalents, end of year	$	59,848

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c-3 under the Securities Exchange Act of 1934.

Significant Accounting Policies

In June 2009, the FASB issued SFAS No. 168 – *The FASB Accounting Standards Codification*[TM] *and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of SFAS No. 162 – The Hierarchy of Generally Accepted Accounting Principles,* which was subsequently incorporated into ASC Topic 105, *"Generally Accepted Accounting Principles."* The FASB's ASC establishes the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC supersedes all then-existing non-Securities and Exchange Commission (SEC) accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the codification will become non-authoritative. ASC Topic 105 is effective for financial statements issued for annual periods ending after September 15, 2009. The Company adopted the provisions of ASC Topic 105 in 2009, which did not have a material effect on the financial statements or the disclosures presented in the financial statements.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 165 – *Subsequent Events,* which was subsequently incorporated into Accounting Standards Codification™ (ASC) Topic 855, "*Subsequent Events.*" ASC Topic 855 incorporates accounting and disclosure requirements related to subsequent events into GAAP, making management directly responsible for subsequent-events accounting and disclosure. ASC Topic 855 sets forth: (a) the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The requirements for subsequent-events accounting and disclosure are not significantly different from those in auditing standards. ASC Topic 855 is effective for annual periods ending after June 15, 2009. The Company adopted the provisions of ASC Topic 855 in 2009, which did not have a material effect on the financial statements or the disclosures that are presented in the financial statements.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. As of December 31, 2009, all equipment was fully depreciated.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Dues Collected in Advance

Dues collected in advance represents monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees related to 2010 and are recorded as other income when earned.

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a trade date basis. At December 31, 2009, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising costs for the year totaled $1,673.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10 (formerly known as FIN 48, *Accounting for Income Taxes).* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2006, 2007, 2008 and 2009.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer, Sterne Agee & Leach, Inc. ("Sterne Agee"). As designated by the terms of the agreement, the deposit account shall at all times contain cash of at least $15,000. This amount is included in deposits with clearing organization in the accompanying statement of financial condition.

Note C - Net Capital Requirements

The Company is subject to the Net Capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934. Under the provision, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2009, the Company had Net Capital of $18,095 which was $12,327 in excess of its required net capital of $5,768. The Company's aggregate indebtedness to Net Capital ratio was 478 percent.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne Agee.

Note D - Lease Commitments

The Company renewed a lease with a related party (majority stockholder in the Holding Company) for office space for a term of 20 months beginning May 1, 2009 and expiring December 31, 2010. The Company expensed $8,900 related to this lease during 2009. For 2010, the future minimum lease payments required under the lease total $8,400.

Note E - Related Parties

The Company had the following related party, defined as shareholders who own greater than 5% of the Holding Company's common stock, transactions during 2009:

Commissions expense	$169,827
Occupancy and equipment rental expense	8,900
Salaries and professional fees	6,950

Included in commissions payable at December 31, 2009 is $15,406 payable to related parties.

Note F - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $15,000 (see Note B).

Note G - SIPC Annual Assessment

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

Note H - Subsequent Events

The Company evaluated all subsequent events through February 24, 2010, the date the financial statements were available to be issued.

Supplemental Schedule

NICOL INVESTORS CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009
(See Independent Auditors' Report on Supplemental Information)

COMPUTATION OF NET CAPITAL

Total stockholder's equity (from Statement of Financial Condition)	$	23,931
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		5,836
Total net capital	$	18,095

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commisions payable	$	45,842
Accrued expenses		14,012
Dues collected in advance		26,666
Total aggregated indebtedness	$	86,520

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,768
Excess net capital	$	12,327
Excess net capital at 1000%	$	9,443
Ratio: Aggregate indebtedness to net capital		478%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2009 (as amended).

Supplemental Report

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Nicol Investors Corporation (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control"), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in the Company's internal control over financial reporting and its operation, including controls for safeguarding securities that we consider to be a material weakness, as defined above, as of December 31, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

February 24, 2010